Exhibit 99.1

Vicinity Motor Corp. Appoints Brent Phillips as Senior Director of Sales for North America

Respected Commercial Transportation Veteran to Spearhead New Sales Efforts

VANCOUVER, BC – November 2, 2021 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a leading North American supplier of commercial electric vehicles, today announced the appointment of respected commercial transportation veteran Brent Phillips as Senior Director of Sales, North America to lead the Company’s sales activities throughout the U.S. and Canada.

Brent has over 20 years of experience in the commercial transportation field, with a specific focus on commercial buses and trucks and previous leadership roles at the distribution and manufacturing level including sales, marketing, and operations. His in-the-field customer support experience ranges from single vehicle operators and start-ups to large commercial truck and transit fleet operations. Prior to joining Vicinity, Brent served as General Manager at Alliance Bus Group, a leading bus distributor. Before joining Alliance, Brent was the Vice President of Sales, Commercial Bus Group at REV Group, a leading designer and manufacturer of specialty vehicles and related aftermarket parts and services. Previously, he was the Vice President of Sales at BusWest.

“Brent brings vast sales experience across multiple leading transportation brands to the Vicinity team, which will help drive sales channels and cultivate relationships in strategic markets across North America,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “He will focus on sales development, brand positioning and marketing, as well as dealer initiatives that will help prepare Vicinity as we build out our next-generation EV product line.

“Brent’s insight, leadership skills and comprehension of the public and commercial transit sectors will be a significant advantage. His personal attention to customer satisfaction throughout the purchase and operations phase will be instrumental in driving successful customer relationships. We welcome Brent to the Vicinity team and look forward to his help expanding geographic penetration throughout North America,” concluded Trainer.

Brent Philips added, “Vicinity Motor Corp. has built out an incredibly diverse line of electric vehicle solutions, meeting the needs of transit operators of all sizes. I look forward to leveraging my prior experience to serve Vicinity and grow sales as it helps transition the transit market to a more sustainable future.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a leading North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a continent-wide dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity™ buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.